UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

China Medical Technologies, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

169483104 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CU No. 169483104	2

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Mr. Xiaodong Wu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

71,420,001
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

71,420,001

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,420,001 ordinary shares held in the name of Chengxuan International Ltd., a British Virgin Islands company and a reporting person listed on the next page of this statement on Schedule 13G. Mr. Xiaodong Wu is the sole beneficial owner of Chengxuan International Ltd.
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CU No. 169483104	3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Chengxuan International Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

71,420,001
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

71,420,001

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,420,001 ordinary shares held in the name of Chengxuan International Ltd. Mr. Xiaodong Wu is the sole beneficial owner of Chengxuan International Ltd.
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

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Item 1	(a).	NAME OF ISSUER:

This statement relates to the Ordinary Shares (the “Ordinary Shares”) of the issuer, China Medical Technologies, Inc., a Cayman Islands company (the “Company”).

Item 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The principal executive offices of the Company are located at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

Item 2	(a).	NAME OF PERSON FILING:

Xiaodong Wu Chengxuan International Ltd.

Item 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The address of the principal business office of Xiaodong Wu and Chengxuan International Ltd. is c/o China Medical Technologies, Inc., No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

Item 2	(c).	CITIZENSHIP:

Xiaodong Wu is a citizen of The People’s Republic of China. The place of organization for Chengxuan International Ltd. is the British Virgin Islands

Item 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares.

Item 2	(e).	CUSIP NUMBER:

169483104

Item 3.		IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

5

Item 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the Company by the persons filing this statement is provided as of January 31, 2007. The percentage amounts are based on 273,600,001 Ordinary Shares outstanding as of January 31, 2007, as derived from the Company’s corporate records.

Because Mr. Xiaodong Wu is the sole beneficial owner of Chengxuan International Ltd., Mr. Xiaodong Wu may be deemed to control Chengxuan International Ltd. and share voting and dispositive power with Chengxuan International Ltd. over such Ordinary Shares of the Company held by it.

For Mr. Xiaodong Wu

	(a)	Amount beneficially owned: 71,420,001

	(b)	Percent of class: 26.1%

	(c)	Number of shares as to which such person has:

		i.	sole power to vote or to direct the vote: 0

		ii.	shared power to vote or to direct the vote: 71,420,001

		iii.	sole power to dispose or to direct the disposition: 0

		iv.	shared power to dispose or to direct the disposition: 71,420,001

For Chengxuan International Ltd.

	(a)	Amount beneficially owned: 71,420,001

	(b)	Percent of class: 26.1%

	(c)	Number of shares as to which such person has:

		i.	sole power to vote or to direct the vote: 0

		ii.	shared power to vote or to direct the vote: 71,420,001

		iii.	sole power to dispose or to direct the disposition: 0

		iv.	shared power to dispose or to direct the disposition: 71,420,001

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

/s/ Xiaodong Wu
Name:	Mr. Xiaodong Wu

Chengxuan International Ltd.

By:	/s/ Xiaodong Wu
Name:	Mr. Xiaodong Wu
Title:	Sole Beneficial Owner and Director